FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   March, 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                  ------          ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes       No  X
                         ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


   A further step in the sale of shares in CEPS and purchase of shares in REAS

On March 28, 2003, the power generating company, CEZ, took a further gradual step in the transaction consisting in the sale of shares in CEPS and purchase of shares in REAS. In accordance with the contractual arrangement, two days before the settlement of the shares, a total of five notes amounting to over CZK 27 billion was signed at Komercni banka.

The notes were signed on behalf of CEZ by the deputy chairman of the Board of Directors, Mr. Petr Voboril, and a member of the Board of Directors, Mr. David Svojitka. A note amounting to nearly CZK 11.621 billion and pertaining to the sale of shares in CEPS was accepted by the chairman of the Board of Directors, Mr. Josef Jarabica, and deputy chairman of the Board of Directors, Mr. Jiri Stanek, who attached their signatures on behalf of Osinek.

The entire transaction was attended, in addition to the parties directly involved, by Mr. Matus Pull, member of the Board of Directors of Komercni banka.

All the notes were placed in central deposit of Komercni banka.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a. s.

                                           --------------------------------
                                                    (Registrant)

Date: March 28, 2003

                                        By:
                                           ---------------------------------
                                                    Libuse Latalova
                                           Head of Finance Administration